KORE GROUP HOLDINGS, INC.

3 Ravinia Drive NE, Suite 500

Atlanta, GA 30346

877-710-5673

June 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	KORE Group Holdings, Inc. (the “Company”)

Form S-1 (Registration No. 333- 272513)

To whom it may concern:

The Company hereby respectfully withdraws its prior acceleration request dated June 15, 2023 for the Company’s Registration Statement on Form S-1 (Registration No. 333-272513).

Very truly yours,
KORE Group Holdings, Inc.

By:	/s/ Jack W. Kennedy Jr.
Name: Jack W. Kennedy Jr.
Title: Executive Vice President, Chief Legal Officer and Secretary